Exhibit 99.2

Tom Graney If a new agenda item or a new proposal for an existing item is put before the meeting, I/we hereby authorize and instruct the independent proxy to vote as follows : 1 U P X For Against Abstain In accordance with the position of the Board of Directors Against new items and Proposals Abstain AC Immune SA Proposal - The Board of Directors of AC Immune SA recommends that you vote your shares “FOR” the agenda item. A 04BTAD Election of Director: Please sign exactly as name appears hereon . When shares are held by joint tenants, both should sign . When signing as attorney, executor, administrator, trustee or guardian, please give full title as such . If a corporation, please sign in full corporate name by President or other authorized officer . If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person . Date (mm/dd/yyyy) — Please print date below . Signature 1 — Please keep signature within the box . Signature 2 — Please keep signature within the box . Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. B Extraordinary General Meeting Proxy Card 1234 5678 9012 345 Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T AC Immune SA - THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Reymond & Associés Attorneys as Independent Proxy, and hereby authorizes it to represent and to vote, as directed below, all the common shares of AC Immune SA that the undersigned is entitled to vote at the Extraordinary General Meeting to be held at 1 : 30 pm CEST ( 7 : 30 am EST), on October 2 , 2026 at EPFL Innovation Park, Building D, Pluton Conference Room, 1015 Lausanne, Switzerland . This proxy, when properly executed, will be voted as the undersigned directs herein . If no specific instructions are given herein, the undersigned hereby instructs the Independent Proxy to vote “FOR” on the agenda item . If a new agenda item or a new proposal for an existing agenda item is put before the Extraordinary General Meeting and no specific instructions are given herein, the undersigned hereby instructs the Independent Proxy to vote in accordance with the position of the Board of Directors . Votes submitted electronically must be received by 11 : 59 pm EST on September 30 , 2026 . If you plan to vote by email or mail to the Independent Proxy, in order to assure that your votes are tabulated in time to be voted at the Extraordinary General Meeting, you must submit your Proxy Card so that it is received by 10 am CEST on October 2 , 2026 . MMMMMMMMMMMM MMMMMMMMM 6 9 8 9 0 3 If no electronic voting, delete QR code and control # 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE SACKPACK 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM Your vote matters – here’s how to vote! You may vote online instead of mailing this card. Votes submitted electronically must be received by 11:59 pm EST on September 30, 2026. Online Go to www.investorvote.com/ACIU or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/ACIU

Proxy Card - AC Immune SA Non - Voting Items C T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T Change of Address — Please print new address below. Comments — Please print your comments below. Extraordinary General Meeting of AC Immune SA Dear Shareholders of AC Immune SA, We would like to invite you to the Extraordinary General Meeting (“EGM”) of AC Immune SA to be held at EPFL Innovation Park, Building D, Room Pluton, 1015 Lausanne, Switzerland, on October 2 , 2026 at 1 : 30 pm CEST ( 7 : 30 am EST) . Shareholders holding shares as of August 25 , 2026 at 4 : 00 pm EST and who have not sold their shares prior to the EGM are eligible to vote their shares at the EGM . The agenda and related information are included in the invitation to the EGM (“Invitation”), which is published in the Swiss Official Gazette of Commerce on September 2 , 2026 , and is sent to the shareholders registered with Computershare Trust Company N . A . starting from September 3 , 2026 and is also available for downloading on the AC Immune SA’s website . In person attendance: If you choose to attend the EGM in person, please observe the instructions set out in the Organizational Notes contained in the Invitation. Representation by the Independent Proxy: If you do not wish to instruct the Independent Proxy electronically (see the front page of the proxy card), alternatively, this document may also serve as your individualized Proxy Card to issue instructions by email or mail. Please find further instructions in the Organizational Notes in the Invitation. Other representation: A shareholder may also be represented by a representative at the EGM. For such instances, please review the Organizational Notes contained in the Invitation. Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via internet or by making your choices on this Proxy Card and then signing, dating and mailing it, in all cases following the instructions in the Organizational Notes contained in the Invitation. Sincerely, AC Immune SA